

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 17, 2016

Yuping Ouyang
Chief Financial Officer
China Techfaith Wireless Communication Technology Limited
Tower D, Mfox Plaza, Ke Chuang 12th Street
Beijing Economic-Technological Development Area (Yi Zhuang)
Beijing 101111
People's Republic of China

> **Re:** **China Techfaith Wireless Communication Technology Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 29, 2016**
> **File No. 0-51242**

Dear Mr. Ouyang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

Key Performance Indicators, page 45

1. In the second paragraph you disclose your net revenues from product sales are driven by the number of mobile handsets sold and the average per unit price of such handsets. Please tell us your consideration of disclosing in comparative format the quantities of products or group of similar products sold and the average sales price per product or group of similar products. Refer to Item 5.A of Form 20-F.

A. Results of Operations

Comparison of the Year Ended December 31, 2015 and the Year Ended December 31, 2014, page 51

2. Where you identify causes of changes in your operating results, also describe the reasons underlying the causes. For example, you indicate that selling and marketing expenses decreased primarily due to a decrease in advertisement expenses for MOBIFOX brand smart phones. You should elaborate to explain why there were less advertisement expenses for MOBIFOX brand smart phones. See SEC Release No. 33-8350.

Item 16F. Change in Registrant's Certifying Accountant, page 79

3. The second and fourth paragraphs under Item 16F appear to inaccurately refer to the year ended December 31, 2004 rather than December 31, 2013. Please revise to include the correct date and file an updated letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP as an exhibit. Refer to Item 16F of Form 20-F.

Financial Statements

Reports of Independent Registered Public Accounting Firm, page F-2

4. We note that Freidman LLP's audit report does not include an opinion on the financial statement schedule. Please revise.

Notes to the Consolidated Financial Statements

5. In future filings, please disclose the following information with respect to operating leases for which you are the lessor pursuant to ASC 840-20-50-4:

- The cost and carrying amount, if different, of property on lease or held for leasing by major classes of property according to nature and function, and the amount of accumulated depreciation in total as of the date of the latest balance sheet presented;

- Minimum future rentals on noncancelable leases as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years; and

- Total contingent rentals included in income for each period for which an income statement is presented.

<u>22. Operating Segments and Geographic Information, page F-43</u>

6. Reference is made to your disclosure of your numerous products and services beginning on page 27. In future filings, please disclose revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, that fact shall be disclosed. Refer to ASC 280-10-50-40. Please show us your proposed disclosure for future filings.

7. Please reconcile for us the total expenditures for purchase of long-lived assets on page F-44 to your statements of cash flows for all years presented. Please also explain how payables related to the purchase of long-lived assets are considered in each year's total presented on page F-44.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Julie Gao
        Skadden, Arps, Slate, Meagher & Flom